SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For March 4, 2020

Commission File Number 1-38455

MorphoSys AG

Semmelweisstrasse 7

82152 Planegg

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibits

99.1	MorphoSys and Incyte Announce Antitrust Clearance of Global Collaboration and License Agreement for Tafasitamab

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MORPHOSYS AG (Registrant)

Date: March 04, 2020	By:	/s/ Charlotte Lohmann
Name: Charlotte Lohmann
Title: Senior Vice President | General Counsel, Head of IP and Corporate Communications & IR a.i., Legal

	By:	/s/ Dr. Verena Kupas
Name: Dr. Verena Kupas
Title: Associate Director Corporate Communications and Investor Relations